Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change October 1, 2009
Item 3	News Release The news release dated October 1, 2009 was disseminated through Marketwire’s Canada and US Timely Network.
Item 4
Summary of Material Change

Silver Standard Resources Inc. reported that infill diamond drilling at its wholly-owned Snowfield Project continues to deliver consistently wide intersections of gold-copper mineralization in the Snowfield Zone.  The property is located 65 kilometers north of the town of Stewart and southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated October 1, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of October, 2009

October 1, 2009	News Release 09-29

SNOWFIELD INFILL DRILLING UPDATE

Vancouver, B.C. – Silver Standard Resources Inc. reports that infill diamond drilling at its wholly-owned Snowfield Project continues to deliver consistently wide intersections of gold-copper mineralization in the Snowfield Zone.  The property is located 65 kilometers north of the town of Stewart and southeast of Barrick’s high-grade gold-silver mine at Eskay Creek.

The 2009 drill program has been focused on the large block of inferred mineralization in the northern half of the zone.  Drilling was designed to increase the hole density to approximately 100-meter centers.

Of the latest 10 Snowfield Zone holes reported here, all were collared in mineralization at surface. Significant results include:

•
MZ-58 intersected 725 meters averaging 0.77 grams of gold per tonne (2,377 feet averaging 0.022 ounces of gold per ton) and 0.16% copper and included 259 meters averaging 0.93 grams of gold per tonne (850 feet averaging 0.033 ounces of gold per ton) and 0.16% copper.

•
MZ-54 intersected 561 meters averaging 0.96 grams of gold per tonne (1,842 feet averaging 0.028 ounces of gold per ton) and 0.19% copper and included 170 meters averaging 1.31 grams of gold per tonne (558 feet averaging 0.038 ounces of gold per ton) and 0.21% copper.

The 2009 Snowfield Project field program is expected to wind down in early October and lead to a resource update in Q4/09.  The most recent resource update for the Snowfield Zone (see news release dated February 3, 2009) reported measured and indicated resources totaling 4.4 million ounces of gold and inferred resources of 14.3 million ounces of gold based on a cut-off grade of 0.5 grams of gold-equivalent/tonne.

Selected Snowfield Drill Results* – October 2009

Hole No.	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Copper (%)
MZ-51	4.6	664.5	659.9	0.73	0.17
MZ-52	19.5	199.5	180.0	0.58	0.05
	404.5	605.5	201.0	0.48	0.12
MZ-53	4.5	262.5	258.0	0.71	0.13
MZ-54	1.5	563.0	561.5	0.96	0.19
Incl.	199.0	369.0	170.0	1.31	0.21
MZ-55	5.0	440.5	435.5	0.50	0.11
MZ-56	16.5	534.5	518.0	0.52	0.12
MZ-57	13.6	256.0	242.4	0.59	0.11
MZ-58	6.0	730.6	724.6	0.77	0.16
Incl.	184.0	443.0	259.0	0.93	0.16
MZ-59	47.0	278.0	231.0	0.67	0.08
	330.5	530.0	199.5	0.54	0.11
MZ-60	0.0	202.5	202.5	0.59	0.12
	273.5	461.0	187.5	0.66	0.11

* True thickness to be determined.  Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Snowfield exploration program and has verified the data in the table above. All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Vancouver, B.C.  All samples were analyzed using aqua regia digestion with ICP finish.  Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  Samples over 1,000 ppm silver were fire assayed with a gravimetric finish.  Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples were blind duplicate assayed at ALS Chemex in Vancouver, B.C.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the Snowfield Project.

Silver Standard Resources Inc. is a significant silver and gold resource company making the transition from explorer to producer as well as growing through exploration and development of its own projects. (Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046.  The TSX has neither approved nor disapproved of the information contained herein.

Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors:  The terms “measured mineral resource” ,”indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will ever be converted into reserves.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.